Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-180352) and related Prospectus of Astex Pharmaceuticals, Inc. for the registration of common stock, preferred stock, depositary shares, warrants, and debt securities and to the incorporation by reference therein of our reports dated March 15, 2012, with respect to the consolidated financial statements of Astex Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Astex Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

April 4, 2012